Exhibit 18
                                                                      ----------


                                                            To the attention of:

                                                            BNP Paribas -
                                                            Succursale Italia

                                                            [Italy Office]

                                                            Piazza San Fedele, 2

                                                            20121 MILAN

Milan, August 10, 2001





Dear Sirs,

Today we have received the text which we copy in its entirety as a sign of our acceptance thereof

"                                                           To the attention of:

                                                            PIRELLI S.P.A

                                                            Viale Sarca, 222

                                                            20126 MILAN





Milan, August 9, 2001

Line of credit in the amount of 1,000,000,000 EUROS = (1 billion Euros) Bank issuing the line of credit: BNP Paribas Succursale Italia (hereinafter referred to in the text as the "Bank") issued to PIRELLI S.P.A. (hereinafter referred to in the text as the "Company")

We are happy to inform you that our Bank has decided to grant your Company a line of credit for twelve months minus one day the terms and conditions of which are specified below:

1 - AMOUNT

The total amount of the line of credit is 1,000,000,000 Euros (1 billion Euros).

2 - TERM AND STARTING DATE

This line of credit shall have a term of 12 months minus one day and shall begin to take effect upon the signing of this contract.

When the aforementioned term of 12 months minus one day has expired, the Company must immediately repay the sums issued and also the interest and commissions due at that time and as yet unpaid.

No uses of the funds whose term exceeds the closing date of the line of credit will be permitted.





3 - USES PERMITTED

In one or two payments in the form of a cash advance with at least two banking days notice (and at any rate by 10:00 in the morning).

The advance notice must be done in writing, by telex or fax, and it must indicate the minimum amount of 100,000,000 Euros = (one hundred million Euros) or whole multiples of 100,000,000 Euros (one hundred million Euros) and the term of the use.

4 - ISSUING THE SUMS USED

The sums issued for each individual use shall take place through debiting by the Bank of a special account held by the Company at the Bank itself.

5 - PERIODS OF USE

The total or partial sum may be used for periods of 1, 2, 3, weeks and 1, 2, 3, and 6 months.

6 - REPAYMENT OF THE SUMS USED, TERM OF THE LINE OF CREDIT, THE RIGHT OF CANCELLATION

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

The "Company" shall repay the amount of each sum used at the expiration of the established period to the "Bank" in the same amount borrowed. The repayment on a day other than the expiration date of the term is hereby prohibited unless the due date is not a banking day, in which case the repayment shall take place on the banking day immediately preceding.

The "Company" shall have the right to repay the sums in advance of the due date for the sums used, by informing the Bank by fax 3 banking days before the date of the early repayment requested.

The aforementioned term shall begin on the date that the fax is received by the Bank.

In this case the Bank shall inform the Company of the total costs for the reuse of this early payment and the Company shall pay these sums together with the capital and interest agreed upon, in the same currency.

7 - UP FRONT COMMISSIONS

There is no stipulation for the payment of any up front commissions by the Company to the Bank upon the signing of these agreements.

8 - RATE OF INTEREST

The rate of interest shall be equal to the EURIBOR rate (the basis of calculation effective days /366-365) at 1, 2, and 3 weeks, 1, 2, 3 and 6 months, according to the term of use, increased by a spread as specified in the following table, per year in respect to the currency on the day of issuance or renewal, and published in Reuters on page ATIA01.



-------------------------------------------------------------------------------
          Punctual Accumulated USE                             SPREAD*
-------------------------------------------------------------------------------
Up to 25% of the line of credit agreed upon                0.35% per year
-------------------------------------------------------------------------------
Up to 50% of the line of credit agreed upon                0.40% per year
-------------------------------------------------------------------------------
Up to 100% of the line of credit agreed upon              0.475% per year
-------------------------------------------------------------------------------


In the event of one or more uses taken in the twenty-four hour period after midnight of December 31, 2001 and/or after midnight on June 30, 2002, an additional commission of 0.10% "flat up front" will be applied to the sums borrowed (i) in question.



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

If on the day of the determination of the interest rate the Bank finds that there are no sources for the determination of the interest rate to be applied for the new period, the Bank shall inform the Company of an alternate rate of interest, and the Company must communicate whether it intends to accept the proposed rate and withdraw the funds or whether it does not wish to accept the funds at this rate, or in the event of a loan already in effect - to repay the sums borrowed.

* This is understood as an aggregate figure, and not for individual steps.

9 - EXPIRATION

In reference to each use of the funds, the expiration is understood as the last day of the use period. In the event that the expiration date does not fall on a banking day, the expiration date in question shall be understood as the last banking day immediately preceding.

10 - THE RIGHT TO REUSE THE SUMS

The Company reserves the right to reuse the financing according to the conditions established in Articles 3, 4, and 5, giving advance notice to the Bank in the terms and conditions established in Article 3 above.

In the event that the request for use sent by the Company is equal to the amount due on that date, there shall be no repayment and then a new issuance of funds, but instead a simple renewal of the funds used on that date. In the event that a renewal is requested for an amount lower than the amount due, the Company shall repay the difference between the amount due on that date and the amount for the new use.

On the other hand, in the event that the request for funds to be used by the Company is greater than the sums due, the sums due will be fully renewed and increased up to the amount requested through the issuance of additional funds, as long as they are within the limits established for the credit line.

After the repayment of the sums for each use, the credit line may be used again for the respective amount repaid and remaining on the expiration date for the credit line, for a period at least equal to the period of use requested.

For every request for use or renewal made by the Company, the total sums used may not exceed the total amount established in Article 1.

11 - PAYMENT OF INTEREST

For each use the interest shall be calculated after the due date for each use, on the basis of the effective days with a divisor of 366 - 365. The last use shall be due together with the expiration date of the line of credit established in Article 2 above.



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

In the event of the withdrawal from the contract as established in Article 14 below, the payment of the interest for the current use must be made at the due date for each stage. This sum shall be paid by the Company to the bank on the due date for the interest, in the same currency.

12 - COMMISSION FOR THE FAILURE TO USE THE LINE OF CREDIT

In the event of the failure to use the line of credit, as established in Article 1, the Company shall pay the Bank a commission of 0.20% per year on the loan amount not used. The payment of this commission shall be made quarterly at the conclusion of each three-month period and the level of non-use shall be calculated on the weighted average amount not used in the quarter in question, taking as a calculation factor the total amounts of daily non-usage of the amount established in Article 1, weighted by the effective number of days in which each of the aforementioned non-usage has occurred..

                  The total of this commission shall be paid by the Company to the Bank on the due date, and in the event that for any reason the due date is not a banking day, on the banking day immediately preceding.

13 - LATE FEES

In the event of the failure to make punctual and complete payments of any sum due in accordance with this contract due to causes chargeable to the Company, late fees shall be due on the unpaid amount calculated for the number of days that have passed and on the basis of one year of 365-366 days, at a rate equal to the rate of interest established in Article 7 above, increased by 1 percentage point per year.

After written communication from the Bank send by fax or e-mail, this interest shall begin when the Company has not rectified the situation by the business day after the receipt of the fax or the e-mail.

                  This interest shall run from the first day after the failure to pay, and without affecting the right to consider the present contract dissolved through the non-fulfillment of contractual obligations on the part of the Company and to receive complete repayment of the remaining sums due for capital, interest, and additional fees and further damages assessed as a result of the aforementioned non-fulfillment of contractual obligations. Periodic capitalization is not permitted on this interest.

14 - WITHDRAWAL FROM THE CONTRACT

The Company has the right to withdraw from the contract for the line of credit at any time, as long as the Bank has received a written communication from the Company by registered letter, return receipt, 15 days before the date set for withdrawal from the contract.

In the event of withdrawal from the contract, no penalty shall be imposed on the Company. In the event that at the time the Company exercises this right there as sums borrowed, these sums shall be repaid at their natural due date; in no event


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

shall the Company be able to initiate new use of the credit line after the time that the Company has exercised the right of withdrawal from the contract.

15 - OTHER OBLIGATIONS OF THE COMPANY

The "Company" hereby agrees for the entire term of the loan and for all matters connected to the relations between the parties deriving therefrom:

         a) To send the Bank the annual Balance Sheets within 90 days from their approval on the part of the assembly of shareholders;

         b) To promptly notify the Bank of any change or event of a technical, administrative, or legal nature that might modify in a substantially negative sense for the Bank the capital, economic, or financial condition of the Company in respect to the condition established on the last Balance Sheet approved after the date of issuance;

         c) To provide, within 30 days from the date of a reasonable written request by the Bank, information on the capital, economic, and financial condition of the Company, in accordance with the instructions given by the Oversight Body of Credit Institutions;

         d) To not allow and/or stipulate liens, mortgages, or any other privileges on any goods or real estate held by the Company as a guarantee for banking and financial operations, with the exception of an agreement with the Bank, an agreement which cannot be unreasonably denied;

         e) To immediately notify the Bank of any significant variation in the stockholder situation of the Company from the situation as it appears in the Book of Shareholders.

16 - LOSS OF BENEFIT OF CONDITIONS DURING PERIOD OF RIGHT TO WITHDRAW

It remains understood that evidence of any of the following cases, as set forth in article 1186 of the Civil Code, shall constitute cause for the Company to lose the benefit of any of the conditions referred to in this contract:

1. the convocation of a board meeting to consider liquidating the Company;

2. evidence of a case to dissolve the Company;

3. the presentation by the Company or by a third party of a request for admission to competitive procedures (including controlled administration and extraordinary administration) or to procedures having analogous effects and/or to extra-judicial procedures;


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

4. the cession of property to creditors ("cessio bonorum") by the Company, as referred to in article 1977 and subsequent articles in the Italian Civil Code.

In addition, the Company shall immediately lose the benefit of any condition and this contract shall be terminated with regard to article 1353 of the Civil Code -- to be announced by the Bank by fax or e-mail and starting from the third work day after the Company's receipt of that notification -- upon evidence of one of the following events:

1. the Company's failure to fully and promptly meet any obligation in the area of credit and/or assumed and/or guaranteed financing from credit institutions or financing or leasing companies; evidence of objections and/or issuance of injunctive orders which the Company is not able to provide valid justification; the establishment of precautionary procedures and/or executions of moveable or immoveable property;

2. any change of a technical, production, administrative, juridical or contentious nature which could, in the Bank's judgment, cause substantial negative modification to the Company's economic, financial or hereditary situation with regard to its present situation on the date of the signing of this contract;

3. substantial change in the current stock share structure (meaning the transfer of ownership of a bloc of shares to be controlled by the Company) unless the change itself is to the Bank's liking;

4. The merger of the Company with another entity, except when the entity participating in the merger is to the Bank's liking.

The loss of the benefit of the condition shall be announced by the Bank to the Company by fax or e-mail, and shall start from the third work day after the Company's receipt of the notification.

In that case, the Company must provide for reimbursement of capital owed and matured interest through the date of receipt of the letter referred to in paragraph 2 of this article.

Termination of rights under this contract, in accordance with article 1456 of the Civil Code, shall be expressly permitted, and without the need for any period of delay, in case of:

     A) absence or delay in the repayment of sums by the Company for 30 days, unless rectified within 15 calendar days starting from the date of receiving written notification by the Bank;

     B)   the Company's failure to meet obligations referred to in article 15
          a), b), c), d,) and e), unless the Company meets them within 15 days after receiving a written request from the Bank to that effect.

Even if in only one of the situations or cases of failures as mentioned above, the Bank is authorized to declare that the Company shall lose the benefit of the condition or to terminate the financing arrangement by providing it with simple notification by fax or e-mail. The termination of rights shall begin as of the


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

third work day after the moment when the Bank provides notification by fax or e-mail confirming that it intends to avail itself of this clause.

For that reason, this line of credit shall be considered expired or terminated as of the date of receipt of the aforementioned notification for the entire outstanding amount, and the Company must promptly reimburse the remainder of the granted amount that has not been reimbursed, with interest at the rate set forth in article 8, through the date of loss of the benefit of the condition or termination, and, from that date, with a moratorium on interest to the extent set forth in article 13 until the date of effective payment with incidental costs, and possible damages, supported by incontrovertible documentary evidence, suffered by the Bank as a result of the termination of the arrangement.

In all other cases, the contract can be terminated for noncompliance as set forth in article 1453 of the Civil Code.

17 - POSSIBLE BURDENS

It is understood that the Company shall remain responsible for any obligations for taxes, fees, deductions or conditions that must be fulfilled with regard to this contract, including those having to do with its possible registration, it being understood that the Bank must receive the net amount of any obligation, as set forth here.

If, after new interpretations of provisions currently in effect on the part of the competent authorities, even administrative ones, or after modification of provisions in effect or the introduction of new requirements of law or of administrative provisions, the current treatment of interbank deposits is modified from the standpoint of reserve obligations or of tax or other treatment, having the consequence that for credit establishments, the overall cost of interbank deposits becomes higher than their market rate, the Bank shall notify the Company of the fact as soon as possible, and the latter shall undertake to pay, for future usage, an amount equal to that higher cost.

18 - SUCCESSION BOND AND CESSION OF THE CONTRACT AND CREDIT

All of the obligations assumed by the "Company" are understood to be constituted by a whole and indivisible bond, even for possible plaintiffs or successors. The Bank may cede this contract in whole or in part to another financial institution, as well as the credits derived from it, including all active and passive obligations connected with the ceded credit.

The ability to cede the contract is not given to the Company.

19 - MODIFICATION TO THESE CONDITIONS

Possible modifications to these conditions must be in written form.

20 - PROOF OF CREDIT



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

Account summaries, entries and general accounting results of the "Bank" shall always constitute full proof (except in case of visible error) in any venue and for all purposes, of the credit to the "Company" if not justifiably contested by the "Company" within 90 (ninety) days of their receipt.

21 - WORK DAY

For purposes of this contract, a "bank work day" is defined as every day during which both the European Target payment system and the banks of the plaza in Milan are open.

22 - COMPETENT JUDICIAL AUTHORITY

For all possible conflicts that could arise from this contract, only the Foro di Milano court shall be competent.

23 - NOTIFICATIONS

Notifications shall be made by letter to the following addresses:



 - to the "Bank":

         BNP Paribas Succursale Italia

           Piazza San Fedele, 2

         20121 MILAN

           Att. Fabio Girola/Mauro Bombacigno

         Tel.: 39-02-7247.6218/6485

         Fax.: 39-02-7247.6232

         E-mail:  fabio.girola@bnpparibas.com
                  ---------------------------

                  mauro.bombacigno@bnpparibas.com
                  -------------------------------

 - to the "Company":

         PIRELLI S.p.A.

         Viale Sarca, 222

         20126 MILAN

 Att. Silvia Gironi/Dott. E. Silvestri



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

         Tel.: 39-02-6442.7586

         Fax: 39-02-6442.2461

         E-mail:  silvia.gironi@pirelli.com
                  -------------------------

                  enrico.silvestri@pirelli.com
                  ----------------------------


24 - CHANGE OF ADDRESS



     The other party must be notified of any change of address by return-requested registered letter.

                                 ------ / ------

     If in agreement with the above, please transcribe the text of this document onto paper bearing your letterhead and have your legal representative sign it, as well as signing every single page of our copy.

     Highest regards

                          Signed

                      BNP Paribas Succursale Italia" [sic]


                      For approval


                      Pirelli SpA











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